Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
In Millions of Dollars	2006	2005
Fixed Charges:
Interest expense	$453	$355
Interest capitalized	15	12
One-third of rents*	76	80

Total Fixed Charges	$544	$447

Earnings:
Income before income taxes and minority interests	$4,217	$3,606
Fixed charges per above	544	447
Less: interest capitalized	(15)	(12)

	529	435

Amortization of interest capitalized	6	6

Total Earnings	$4,752	$4,047

Ratio of Earnings to Fixed Charges	8.74	9.05

*	Reasonable approximation of the interest factor.